ALYSON SAAD

Counsel, 2VP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

March 10, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Protective Life Insurance Company Request to Withdraw Pre-Effective Amendment to Registration Statement on Form S-3 File No. 333-222086

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Protective Life Insurance Company (the Company”) respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 1 to the Registration Statement on Form S-3 for the Account (File No. 333-222086) together with all exhibits (the “Amendment”) as filed with the SEC on March 1, 2021 (Accession No. 0001104659-21-030070).

The Amendment was incorrectly tagged as an S-3/A filing instead of a POS AM filing. A correctly tagged submission will be filed shortly.

If you have questions regarding this request, please contact the undersigned at the above number, or Thomas Bisset at Eversheds-Sutherland (US) LLP, counsel to the Company, at 202.383.0118.

Sincerely,

/s/ Alyson Saad
Alyson Saad
Counsel, 2VP

cc:   Thomas Bisset